SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 8-A
       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                       CIGNA CORPORATION
    ______________________________________________________
    (Exact name of registrant as specified in its charter)


            Delaware                       06-1059331
   __________________________          ___________________
   (State of incorporation or           (I.R.S. Employer
          organization)                Identification No.)

     One Liberty Place, 1650 Market Street, P.O. Box 7716,
                  Philadelphia, PA 19192-1550
 _________________________________________________________
 (Address of principal executive           (Zip Code)
            offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange
to be so registered                on which each class
                                   is to be registered
-------------------                -------------------
Rights to Purchase Preferred       New York Stock Exchange
Stock, $1.00 par value             Philadelphia Stock Exchange
per share                          Pacific Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box. [  ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                             None
 ____________________________________________________________
                       (Title of Class)

Item 1.   Description of Securities to be Registered.

          On July 23, 1997, the Board of Directors of CIGNA Corporation, a Delaware corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $1.00 per share (the "Common Shares"), of the Company. The dividend is payable to the shareholders of record as of 5:00 P.M., Philadelphia time, on August 4, 1997 (the "Effective Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as hereinafter defined) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock, Series D, of par value $1.00 per share (the "Preferred Shares"), at a price of $780 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of July 23, 1997 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York (the "Rights Agent").

          A.   Issue of Rights Certificates

          The Rights are attached to all certificates representing outstanding Common Shares, and no separate Right Certificates (as hereinafter defined) have been distributed. The Rights will separate from the Common Shares on the earliest to occur of (i) the first date of public announcement that a Person (defined in Section 1(m) of the Rights Agreement), alone or together with its Affiliates and Associates (defined in Section 1(c) of the Rights Agreement), has acquired beneficial ownership (as defined in Section 1(d) of the Rights Agreement) of 10% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) the close of business on the tenth (10th) business day (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (as hereinafter defined), including, in the case of both (i) and (ii), any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights (the earliest of such dates being called the "Distribution Date"). A Person, alone or together with its Affiliates and Associates, whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The first date of public announcement that a Person, alone or together with its Affiliates and Associates, has become an Acquiring Person is the "Shares Acquisition Date."

          The Rights Agreement provides that until the Distribution Date the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange, or expiration of the Rights), new Common Share certificates issued after the Effective Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Effective Date, even without such notation or a copy of the Summary of Rights to Purchase Preferred Shares being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As promptly as practicable following the Effective Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution
Date), and such separate Right Certificates alone will evidence the Rights.


          B.   Exercise of Rights; Final Expiration Date of
Rights

          The Rights are not exercisable until the Distribution
Date and will expire at 5:00 P.M., Philadelphia time, on August 4, 2007, unless earlier redeemed or exchanged by the Company as described below.


          C.   Flip-In Provision

               In the event that any Person becomes an Acquiring Person (except pursuant to a "Permitted Offer" as hereinafter defined), each holder of a Right will have (subject to the terms of the Rights Agreement) the right to receive upon exercise the number of Common Shares, or, in the discretion of the Board of Directors of the Company, the number of one one-hundredths of a Preferred Share (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such "Triggering Event," as defined in Section 1(t) of the Rights Agreement) equal to two times the Purchase Price (the "Flip-In Right"). Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any Affiliate or Associate thereof will be null and void. A "Permitted Offer" shall mean a tender or exchange offer for all outstanding Common Shares at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least a majority of the Disinterested Directors to be adequate (taking into account all factors that such directors deem relevant) and otherwise in the best interests of the Company and its shareholders (other than the Person or any Affiliate or Associate thereof on whose behalf the offer is being made) taking into account all factors that such directors may deem relevant. "Disinterested Directors" are directors of the Company who are not officers of the Company and who are not Acquiring Persons or Affiliates or Associates thereof, or representatives of any of them, or any person who was directly or indirectly proposed or nominated as a director of the Company by an Acquiring Person.

          D.   Flip-Over Provision

          In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any Affiliate or Associate thereof, or any other person in which such Acquiring Person, Affiliate or Associate has an interest, or any person acting on behalf of or in concert with such Acquiring Person, Affiliate or Associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

          E.   Adjustment of Purchase Price

          The Purchase Price payable, and the number of one one-hundredths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or a dividend payable in preferred shares) or of subscription rights or warrants (other than "equivalent preferred shares," as defined in Section 11(b) of the Rights Agreement).

          The Purchase Price is also subject to adjustment in the event of a stock split of the Common Shares, or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-hundredths of a Preferred Share will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          F.   Redemption of Rights

          At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving (other than as a holder of Common Shares being treated like all other such holders) any Person acting directly or indirectly on behalf of, or in concert with, any Acquiring
Person, or its Affiliates or Associates. The Board of Directors may only redeem Rights if a majority of the Disinterested Directors authorize such redemption. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          G.   Exchange of Rights

          At any time after a Person becomes an Acquiring Person but before such Acquiring Person, together with all Affiliates and Associates of such Person, becomes the "Beneficial Owner" (defined in Section 1(d) of the Rights Agreement) of 50% or more of the Common Shares then outstanding, the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights (other than those owned by the Acquiring Person, together with any Affiliates and Associates of such Acquiring Person, which have become null and void) at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction involving either the Common Shares or the Preferred Shares occurring after the date hereof (the "Exchange Ratio"). The Board of Directors may only exchange Rights if a majority of the Disinterested Directors authorize such exchange.
Immediately upon the action of the Board of Directors ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of

Common Shares equal to the number of such rights held by such holder multiplied by the Exchange Ratio.

     H.   Rights Certificate Holder not deemed a Stockholder

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders of the Company, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

          I.   Exhibits

          Attached hereto as Exhibit 1 and incorporated herein by reference is a form of the Rights Agreement, dated as of July 23, 1997, between CIGNA Corporation and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights, including the exhibits thereto, as follows: Exhibit A - Certificate of Designations, Preferences and Rights of Junior Participating Preferred Stock, Series D, of CIGNA Corporation; Exhibit B - Form of Rights Certificate; and Exhibit C - Summary of Rights to Purchase Preferred Shares. The foregoing description of the Rights is qualified by reference to the Rights Agreement and the exhibits thereto.

Item 2.   Exhibits.

          1.   Rights Agreement, dated as of July 23,
               1997, between CIGNA Corporation and
               First Chicago Trust Company of New York, as Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designations, Preferences and Rights of
               Junior Participating Preferred Stock,
               Series D, of CIGNA Corporation, as
               Exhibit B thereto, the Form of Rights
               Certificate and as Exhibit C thereto,
               the Summary of Rights to Purchase
               Preferred Shares.

          2.   Press Release, dated July 23, 1997,
               announcing the adoption of the Rights
               Agreement.

          3.   Form of Letter to Shareholders
               announcing the adoption of the Rights
               Agreement.

                            SIGNATURE

          Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   CIGNA CORPORATION


                                   By:  /s/ Carol J. Ward
                                       _______________________
                                   Name:   Carol J. Ward
                                   Title:  Corporate Secretary



Dated:  July 23, 1997

                          EXHIBIT INDEX


Exhibit                   Description

   1.     Rights Agreement, dated as of July 23,
          1997, between CIGNA Corporation and First
          Chicago Trust Company of New York, as
          Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designations,
          Preferences and Rights of Junior
          Participating Preferred Stock, Series D, of
          CIGNA Corporation, as Exhibit B thereto, the Form of Rights Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

   2.     Press Release dated July 23, 1997
          announcing the adoption of the Rights
          Agreement.

   3. Form of Letter to Shareholders announcing the adoption of the Rights Agreement.